Laser Photonics Corporation

1101 N. Keller Road, Suite G

Orlando, FL 32810

September 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Thomas Jones / Sherry Haywood

Re:	Laser Photonics Corporation
Registration Statement on Form S-1, File No. 333-261129

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: September 21, 2022

Requested Time: 4:00 pm, Eastern Time

Ladies and Gentlemen:

Laser Photonics Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-261129), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:00 p.m. Eastern time on September 21, 2022, or as soon thereafter as possible.

Please contact Thomas Twedt of Lucosky Brookman LLP at (202) 415-1890 or Ernest M. Stern of Culhane Meadows PLLC at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Twedt or Mr. Stern by telephone when this request for acceleration has been granted.

Sincerely yours,

LASER PHOTONICS CORPORATION

/s/ Wayne Tupuola
Wayne Tupuola
Chief Executive Officer